Aames 2001-4

Mortgage Pass-Through Certificates

Series 2001-4

Triggers, Adj. Rate Cert. and Miscellaneous Report for February 25, 2002 Distribution
Triggers, Adj. Rate Cert. and Miscellaneous Report
TRIGGER EVENTS	TOTAL

Delinquency Event Occurring?	No
Cummulative Loss Event Occurring?	No

ADJUSTABLE RATE CERTIFICATE INFORMATION	TOTAL
SPACE INTENTIONALLY LEFT BLANK

ADDITIONAL INFORMATION	TOTAL
SPACE INTENTIONALLY LEFT BLANK

Page 25 of 25	© COPYRIGHT 2002 Deutsche Bank